UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2022

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

AnPac Bio-Medical Science Co., Ltd.

(Exact name of registrant as specified in its charter)

British Virgin Islands	001-39137	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

801 Bixing Street, Bihu County, Lishui, Zhejiang Province, the People’s Republic of China 323006

+86-21-51085515

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F,Form11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has encountered certain logistical delays in finalizing the financial information for the period ended December 31, 2022. Accordingly, the timely filing of the Form 20-F has become impracticable without undue hardship and expense to the Registrant. The Registrant undertakes the responsibility to file such report no later than fifteen days after its original prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Pang Zhang-Whitaker, Esq., 212.238.8844

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant reported revenues of RMB18.0 million (US$2.8 million) and a net loss of RMB120.1 million (US$19.0 million) for the year ended December 31, 2021. The Registrant expects to report a significant decline in revenues and a smaller loss for the year ended December 31, 2022.

The Registrant has caused this notification to be signed on its behalf by the undersigned, hereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.
(Registrant)

By:	/s/ Haohan Xu
Haohan Xu
Co - Chief Executive Officer
Dated: May 2, 2023

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